# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Offerpad Solutions Inc., CIK 0001825024
CUSIP: 67623L505
Title of class of securities: Class A common stock, $0.0001 par value
Address of issuer's principal executive offices: 433 S. Farmer Avenue, Suite 500, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 06/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001555283

## Reporting persons
- Kemnay Advisory Services Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 200,002; sole dispositive power 200,002; aggregate amount beneficially owned 200,002 (4.23% of the class)

## Item 1. Issuer
Name of issuer: Offerpad Solutions Inc.
Address of issuer's principal executive offices: 433 S. Farmer Avenue, Suite 500, Tempe, Arizona, 85281

## Item 2. Person Filing
Name of person filing: Kemnay Advisory Services Inc.
Address of principal business office or, if none, residence: 1 Rockefeller Plaza, Suite 1800, New York, NY 10020
Citizenship: Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the reporting person and is incorporated herein by reference.

The percentage set forth in row 11 of the cover page is based on 47,317,853 shares of Class A Common Stock outstanding as of April 23, 2026, as reported by the Issuer in its Form 10-Q, filed with the Securities and Exchange Commission on April 30, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kemnay Advisory Services Inc.: /s/ Chad D. Livingston, Chad D. Livingston, Managing Director (07/01/2026)